Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Cash Flow Statement
For the period ending December 31, 2020 and December 31, 2019
Unaudited

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (25,404)	$ (44,223)
(Increase) Decrease in:		
Inventory	14,959	(499)
Prepaid Expenses	-	7,470
Increase (Decrease) in:		
Accounts Payable	(86)	86
Other Liabilities	(23,117)	11,433
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(33,647)	(25,733)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOW FROM FINANCING ACTIVITIES:		
Issuance of Common Stock	-	-
Net Payments to Third-Parties	(13,441)	13,441
Net Proceeds from Related Parties	41,750	12,650
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	28,309	26,091
NET INCREASE (DECREASE) IN CASH	(5,338)	358
CASH AT THE BEGINNING OF THE YEAR	12,364	12,007
CASH AT THE END OF THE YEAR	$ 7,026	$ 12,365